                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*
                                          ---

                               LASERSIGHT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  517924106
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                                 (CUSIP Number)

 James W. Vaughan, 2470 Schuetz Rd., Maryland Heights, MO 63043, (314) 567-4606
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   02-10-98
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP NO.   517924106                            PAGE  1    OF  1     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JAMES W. VAUGHAN

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

       N/A

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            969,725
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        969,725
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       969,725
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approx. 9.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7      2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                               JAMES W. VAUGHAN
                              2470 Schuetz Road
                         Maryland Heights, MO  63043




                      STATEMENT FOR FILING SCHEDULE 13D



ITEM  1.    SECURITY AND ISSUER


     This statement relates to the 9,985,000 shares of Common Stock issued as of November 1997 by LaserSight, Inc. located at 12161 Lackland Road, St. Louis, MO 63146.



ITEM  2.    IDENTITY AND BACKGROUND

     This statement is filed by a natural person, James W. Vaughan, located at 2470 Schuetz Road, MO 63043. Principal occupation is executive for Perma-Greetings, Inc. located at 2470 Schuetz Road, Maryland Heights, MO 63043. I've never been involved in a criminal proceeding. There have been no civil proceedings in the last five years resulting in any judicial or administrative judgments or actions. James W. Vaughan is a natural born US citizen.


ITEM  3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     James W. Vaughan purchased 357,600 shares with personal funds in the amount of $840,502.00.

ITEM  4.    PURPOSE OF TRANSACTION

     The common stock securities were acquired for investment purposes.

                               JAMES W. VAUGHAN
                              2470 Schuetz Road
                         Maryland Heights, MO  63043



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        The securities acquired represent an aggregate amount beneficially owned as stated in the amended Schedule 13D dated March 3, 1998 of 969,725 shares. This number represents approximately 9.7% of the 9,985,000 shares of common stock outstanding as stated in Form 10-Q3. Sole power to direct or dispose of these shares is determined by James W. Vaughan.
        The following transactions were effected by James W. Vaughan during the past thirty days in St. Louis, MO through a national brokerage.


DATE                #OF SHARES             PRICE PER SHARE
----                ----------             ---------------
 2/10/98            8,000                    $2.75
 2/11/98           35,200                    $3.05
 2/12/98           17,000                    $3.05
 2/13/98           20,000                    $3.00
 2/18/98           32,000                    $1.95
 2/19/98           92,400                    $2.18
 2/20/98          118,000                    $2.22
 2/23/98           35,000                    $2.10


                               JAMES W. VAUGHAN
                              2470 Schuetz Road
                         Maryland Heights, MO  63043

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) by James W. Vaughan with respect to any securities of the issuer.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                        N/A



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 3-2-98                                 /s/ James W. Vaughan
--------                                ---------------------
Date                                          Signature

                                            James W. Vaughan
                                        ---------------------
                                            Name/Title



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